Filed Pursuant to Rule 433

Registration No. 333-165543

Final Term Sheet

February 7, 2013

U.S.$ 2,250,000,000

AT&T Inc.

U.S$1,000,000,000 0.900% GLOBAL NOTES DUE 2016

U.S$1,250,000,000 FLOATING RATE NOTES DUE 2016

ISSUER:	AT&T Inc.

TITLE OF SECURITIES:	0.900% Global Notes due 2016 (the “Fixed Rate Notes”) Floating Rate Notes due 2016 (the “Floating Rate Notes”)

TRADE DATE:	February 7, 2013

SETTLEMENT DATE (T+3):	February 12, 2013

MATURITY DATE:	February 12, 2016, at par, for the Fixed Rate Notes February 12, 2016, at par, for the Floating Rate Notes

AGGREGATE PRINCIPAL AMOUNT OFFERED:	U.S.$1,000,000,000 for the Fixed Rate Notes U.S.$1,250,000,000 for the Floating Rate Notes

PRICE TO PUBLIC (ISSUE PRICE):	99.935% for the Fixed Rate Notes 100.000% for the Floating Rate Notes

GROSS SPREAD:	0.200% for the Fixed Rate Notes 0.200% for the Floating Rate Notes

PRICE TO AT&T INC.:	99.735% for the Fixed Rate Notes 99.800% for the Floating Rate Notes

NET PROCEEDS:	U.S.$997,350,000 for the Fixed Rate Notes U.S.$1,247,500,000 for the Floating Rate Notes

UNDERWRITERS’ REIMBURSEMENT OF AT&T INC.’S EXPENSES:	Underwriters to reimburse $625,000 of AT&T Inc.’s expenses.

USE OF PROCEEDS:	General corporate purposes

INTEREST RATE:	0.900% per annum for the Fixed Rate Notes Applicable LIBOR Rate plus 38.5 basis points for the Floating Rate Notes

INTEREST PAYMENT DATES:

Semiannually on each February 12 and August 12, commencing on August 12, 2013 for the Fixed Rate Notes

Quarterly on each February 12, May 12, August 12 and November 12, commencing May 12, 2013 for the Floating Rate Notes; provided however, that, with respect to the Floating Rate Notes, if any such interest payment date would fall on a day that is not a LIBOR business day, other than the interest payment date that is also the date of maturity, that interest payment date will be postponed to the next succeeding LIBOR business day, unless the next succeeding LIBOR business day is in the next succeeding calendar month, in which case such interest payment date shall be the immediately preceding LIBOR business day; and provided further, that if the date of maturity is not a LIBOR business day, payment of principal and interest will be made on the next succeeding business day and no interest will accrue for the period from and after such date of maturity.

DENOMINATIONS:	Minimum of $2,000 and integral multiples of $1,000 thereafter

OPTIONAL REDEMPTION:

With respect to the Fixed Rate Notes, at any time in whole or from time to time in part, at a make-whole call equal to the greater of (i) 100% of the principal amount of the Fixed Rate Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate plus 10 basis points for the Fixed Rate Notes.

With respect to the Floating Rate Notes, there shall be no such provision for the Floating Rate Notes.

REDEMPTION FOR CHANGES IN TAX LAW:	In whole, but not in part, if AT&T Inc. becomes obligated, or if there is a substantial probability that AT&T Inc. will become obligated, to pay additional amounts to holders of the Notes of such series as a result of certain changes in the tax laws, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed together with interest accrued thereon to the date fixed for redemption

INDENTURE AND RANKING:	The Notes will be issued under an indenture, dated as of November 1, 1994, between AT&T Inc. and The Bank of New York Mellon, as trustee. The Notes will be AT&T Inc.’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture

RATINGS:	Moody’s: A3 (Stable), S&P: A- (Stable), Fitch: A (Negative)

JOINT BOOKRUNNERS:	BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC and UBS Securities LLC

CUSIP NUMBERS:	00206RBR2 for the Fixed Rate Notes 00206RBS0 for the Floating Rate Notes

ISIN NUMBERS:	US00206RBR21 for the Fixed Rate Notes US00206RBS04 for the Floating Rate Notes

ALLOCATION:

Underwriters	Principal Amount of Fixed Rate Notes	Principal Amount of Floating Rate Notes
BNP Paribas Securities Corp.	U.S.$300,000,000	U.S.$375,000,000
Credit Suisse Securities (USA) LLC	300,000,000	375,000,000
UBS Securities LLC	300,000,000	375,000,000
Loop Capital Markets LLC.	50,000,000	62,500,000
Blaylock Robert Van, LLC	25,000,000	31,250,000
Lebenthal & Co., LLC.	25,000,000	31,250,000
Total	U.S.$1,000,000,000	U.S.$1,250,000,000

Total	U.S.$2,250,000,000

REFERENCE DOCUMENT:	Prospectus Supplement, dated February 7, 2013; Prospectus, dated March 18, 2010

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING BNP PARIBAS SECURITIES CORP. AT 1-800-854-5674 OR CREDIT SUISSE SECURITIES (USA) LLC AT 1-800-221-1037 OR UBS SECURITIES LLC AT 1-877-827-6444, ext. 561 3884.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM. A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.